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                          October 3, 2023

       Masateru Higashida
       Chief Executive Officer
       NuZee, Inc.
       1350 East Arapaho Road
       Suite 230
       Richardson, TX 75081

                                                        Re: NuZee, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 29,
2023
                                                            File No. 333-274818

       Dear Masateru Higashida:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              JR Lanis